[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 30, 2017

James E. O’Connor

Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great Elm Capital Corp.
Registration	Statement on Form N-2
File	Number 333-217222

Dear Mr. O’Connor and Ms. DiAngelo Fettig:

We are in receipt of oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by you on June 21, 2017, June 23, 2017 and June 26, 2017 to Kenneth E. Burdon of Skadden, Arps, Slate, Meagher & Flom LLP regarding Pre-Effective Amendment No. 1 to Great Elm Capital Corp.’s (the “Company”) Registration Statement on Form N-2 filed on June 8, 2017 (the “Registration Statement”).

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company’s Registration Statement discussed below. These changes are reflected in Pre-Effective Amendment No. 2 to the Company’s Registration Statement being filed on or about the date hereof.

The Company has summarized the Staff comments, to the best of its understanding, in bold below, followed by the Company’s corresponding response to each comment. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

James E. O’Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

June 30, 2017

Comments and Responses

1.	Please reconsider whether the Registration Statement contains all of the disclosure required by Item 8.6.a. of Form N-2.

The Company has included additional disclosure in response to Item 8.6.a. of Form N-2.

2.	In the footnotes to the price range of common stock table, please clarify the formula used to calculate the premium to or discount from net asset value.

The Company made the requested clarification.

3.	Please revise the financial highlights contained in the Notes to the Consolidated Financial Statements to present a starting date of November 3, 2016 and, correspondingly, include the costs of the Merger booked on that date in the expense ratios included in the financial highlights. Further, if accurate, please revise the audit opinion accompanying the Company’s 2016 audited financial statements to remove references to April 22, 2016 being the date on which the Company commenced operations.

The Company made the requested changes. As discussed with you, the Company does not believe that the costs of the Merger booked on November 3, 2016 would have a material impact to the presentation of total return information for the Company.

* * *

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (617) 573-4836 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Kenneth E. Burdon
Kenneth E. Burdon